SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

PE 9-1-02

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Filing No. 1 for the Month of September, 2002

Industrial Development Bank of Israel Limited
(Translation of Registrant's name in English)

4 Weizman Street, Tel Aviv, ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

Industrial Development Bank of Israel Limited

On August 14, 2002, the Industrial Development Bank of Israel Limited (the "Registrant") issued a "profit warning" to The Tel Aviv Stock Exchange in which the Registrant disclosed that it expected a net loss for the second quarter of 2002 in excess of 100 million NIS (equal to approximately US $21.3 million, based on an exchange rate of 4.70 NIS to US$1.00). On August 30, 2002 the Registrant issued its quarterly financial statements in which the net loss for the second quarter was approximately 128.5 million NIS (equal to approximately US $27.6 million, based on an exchange rate of 4.66 NIS to US$1.00) and the net loss for the six month period ended June 30, 2002 was approximately 160.8 million NIS (equal to approximately US $34.5 million, based on an exchange rate of 4.66 NIS to US$1.00). These losses were primarily a result of increased allowances for doubtful debts.

On August 26, 2002, the Bank of Israel issued an announcement according to which the Treasury of Israel, the Prime Minister's Office and the Bank of Israel decided upon certain actions regarding the Registrant, which include the extension of a line of credit by the Bank of Israel in order to bridge the liquidity needs of the Registrant, the sale of the Registrant's assets and transfer of its liabilities to another bank (after a due diligence period of about four to five months) and subordination of the State of Israel's deposits with the Registrant in relation to the public's deposits and the credit line of the Bank of Israel. On August 26, 2002, the Registrant's board of directors authorized the sale and transfer of the Registrant's assets and liabilities in accordance with the foregoing resolutions.

The Registrant has not yet identified or entered into negotiations with any potential purchaser of its assets and the Registrant is unable to predict the length and nature of the process leading to the consummation of such a transaction, the terms of any transaction or potential transactions and the nature of the parties that will participate in the transaction.

In its financial statements for the period ending June 30, 2002, which were released on August 30, 2002, the Registrant's board of directors stated that the ability of the Registrant to meet its liabilities and the framework for its future are dependent upon the implementation of the actions announced by the Bank of Israel on August 26, 2002 and receipt of the necessary approvals from all the parties described in the announcement. The board of directors also stated that in the event that all of the Registrant's business activities are sold in accordance with the actions described above, the Registrant will cease to function as a banking entity.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

Date: September 11, 2002

By: ______________________
Name: Moshe Hashavia
Title: General Secretary

By: ______________________
Name: Michael Warzager
Title: General Counsel